UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Squarespace, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

85225A107

(CUSIP Number)

Anthony Casalena

c/o Squarespace, Inc.

225 Varick Street, 12th Floor

New York, NY 10014

(646) 580-3456

with a copy to

Todd Cleary

Megan Baier

Catherine Riley Tzipori

Wilson Sonsini Goodrich & Rosati, P.C.

1301 Avenue of the Americas, 40th Floor

New York, New York 10019

(212) 999-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85225A107	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON Anthony Casalena
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 85225A107	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON Casalena Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 85225A107	SCHEDULE 13D	Page 4 of 6

Item 1. Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D (the “Statement”) amends the Statement originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 20, 2024, as amended by Amendment No. 1 dated September 11, 2024, with respect to the Class A common stock, par value $0.0001 per share (the “Class A common stock”) and the Class B common stock, par value $0.0001 per share (the “Class B common stock”) of Squarespace, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 225 Varick Street, 12th Floor, New York, New York 10014. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Statement. Except as set forth below, all previous Items and disclosures set forth in the Statement remain unchanged.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented with the addition of the following:

The cash tender offer (the “Tender Offer”) by Spaceship Group MergerCo, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Spaceship Purchaser, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s common stock (collectively, the “Shares” and each, a “Share”) at an offer price of $46.50 per Share, expired as scheduled at one minute after 11:59 p.m., New York City time, on October 11, 2024. As all conditions to the Tender Offer were satisfied or waived, on October 14, 2024, Parent irrevocably accepted for payment all Shares validly tendered into and not validly withdrawn from the Tender Offer and paid for all such Shares in accordance with the Tender Offer.

On October 17, 2024, following the consummation of the Tender Offer, upon the terms and conditions set forth in the Amended and Restated Agreement and Plan of Merger, dated as of September 9, 2024, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the merger (the “Merger”) became effective. In the Merger, Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Company ceased to be a publicly traded company and became a privately held company and a subsidiary of Parent, beneficially owned by Permira Portfolio Management Limited and certain of its affiliates and the Rollover Stockholders (as defined below).

Immediately prior to the effective time of the Merger (the “Effective Time”), each of (a) GA SQRS II, (b) Accel Leaders 3 L.P. and certain of its affiliated funds (collectively, “Accel”) and (c) the Casalena Foundation and/or certain affiliates of Anthony Casalena (collectively, “Casalena” and together with Accel and GA SQRS II, the “Rollover Stockholders”) contributed to an indirect parent company of Parent (“Topco”) a portion of their respective holdings of Shares (the “Rollover Shares”) in exchange for equity interests in Topco pursuant to their respective tender and support agreements. The remainder of the Rollover Stockholders’ respective holdings of Shares were sold to Topco pursuant to their respective tender and support agreements (collectively, the “Sale Shares”), less and excluding, with respect to a portion of Casalena’s Shares, certain Shares that were eligible to be sold pursuant to any 10b5-1 Plan as of immediately prior to the Effective Time (the “Casalena 10b5-1 Shares”). At the Effective Time, the Casalena 10b5-1 Shares and each other Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held by the Company and its subsidiaries, (ii) owned by Parent and Merger Sub (together, the “Buyer Parties”), (iii) that are Rollover Shares and Sale Shares, (iv) owned by any direct or indirect wholly owned subsidiary of the Buyer Parties as of immediately prior to the Effective Time, or (v) irrevocably accepted for purchase by Merger Sub in the Tender Offer, which were automatically cancelled and extinguished without any conversion thereof or consideration paid therefor) was converted into the right to receive an amount in cash equal to $46.50 per Share, without interest, and subject to deduction for any required tax withholding.

As a result of the Merger, the Class A common stock will no longer be listed on any securities exchange or quotation system, including the New York Stock Exchange (“NYSE”) and the Company will cease to be a publicly traded company. On October 17, 2024, NYSE filed an application on Form 25 with the SEC to withdraw registration of the Class A common stock under the Exchange Act. The deregistration will become effective 90 days after the filing of Form 25, or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a Form 15 with the SEC in approximately 10 days following the filing of the Form 25. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15.

CUSIP No. 85225A107	SCHEDULE 13D	Page 5 of 6

The consummation of the Merger and the other transactions described in this Item 4 have resulted or will result in a number of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D with respect to the Company, including the acquisition or disposition of securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the board of directors of the Company (as the surviving corporation), causing a class of securities of the Company to be delisted from a national securities exchange, a class of equity securities of the Company becoming eligible for termination of registration and a change in the Company’s articles of incorporation and bylaws to reflect that the Company has become a privately held company.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference.

(a) and (b) As of the date of this Amendment No. 2, the Reporting Person does not beneficially own any Class A common stock.

(c) Except as set forth herein and pursuant to, and in compliance with, a written plan that meets the requirements of Rule 10b5-1 under the Exchange Act in existence as of the date hereof, the Reporting Person has not effected any transaction in shares of Class A common stock in the past 60 days.

(d) Not applicable.

(e) At the Effective Time, each of the Reporting Person ceased to be the beneficial owner of more than 5% of the Class A common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information disclosed under Item 4 of this Amendment No. 2 is hereby incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act (previously filed).

Exhibit 2:	Registration Rights Agreement by and among the Company, GA SQRS II and the other stockholders of the Company listed therein, dated May 10, 2021 (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report filed on Form 10-K on February 28, 2024) (previously filed).

Exhibit 3:	Amended and Restated Tender and Support Agreement, dated October 8, 2024, by and among Anthony Casalena, Anthony Casalena 2019 Family Trust, Anthony Casalena Revocable Trust, Casalena Foundation and Spaceship Purchaser, Inc.

CUSIP No. 85225A107	SCHEDULE 13D	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 17, 2024

/s/ Anthony Casalena
Anthony Casalena

CASALENA FOUNDATION

By:	/s/ Anthony Casalena
Name: Anthony Casalena
Title: President